IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD RELEASES UPDATE ON ITS CAPITAL DEVELOPMENT PROJECTS

All amounts are expressed in U.S. dollars, unless otherwise indicated

Toronto, Ontario, February 23, 2012 – **IAMGOLD Corporation** ("IAMGOLD" or "the Company") today provided an update on its pipeline of growth and development projects.

"IAMGOLD's suite of organic development and growth projects on three continents provides a substantial opportunity to expand existing production," said Steve Letwin, President and CEO of IAMGOLD. "We have a unique ability to replace reserves and grow the business through lower risk brownfields development, which can generate very attractive returns. Coupled with our strong financial position and ability to acquire additional value-added production, IAMGOLD is well-positioned for profitable and sustainable growth."

PROJECT HIGHLIGHTS

- Westwood – As confirmed by a recently completed development study, Westwood is on track to begin production in early 2013.

- Essakane – The expansion development study was completed at the end of 2011. Pending resolution of fiscal terms with the Government of Burkina Faso, commencement of construction is planned for early 2012, with completion in the second half of 2013.

- Sadiola – Significant progress has been made to advance the Sadiola Sulphide Project. The feasibility study completed in early 2011 is being optimized and is awaiting final approval by the Company's joint venture partner, AngloGold Ashanti. Permits are in place to begin construction.

- Rosebel – Ongoing capital projects are aligned with the previously announced program to maintain mill throughput in the 12 to 14 million tonne per year range as the operation moves to higher proportions of hard rock. The Company will complete a feasibility study on various aspects of this project during 2012. In parallel, a concept study will be carried out with respect to incorporating additional satellite resources.

- Niobec – The Pre-Feasibility Study was completed in early 2012 and the Company is advancing to a full feasibility study based on the block caving mining option. The Pre-Feasibility Study confirms management's view of the value of the asset, estimated to have an after-tax net asset value of $1.6 to $1.8 billion.

- Rare Earth Elements (REE) – IAMGOLD is evaluating options to determine the optimum strategy for exploiting the large REE deposit situated one kilometre north of Niobec as announced in February 2012. A concept study will be completed by the third quarter of 2012 to provide a preliminary economic assessment of the REE deposit.

GROWTH PROJECT UPDATES - GOLD

Canada – Westwood Project

The Westwood project in the Abitibi region of Quebec remains on track for an early 2013 commercial start. The 2013 start-up date has been maintained as the target since early 2008 when an accelerated exploration and development program was launched at Westwood.

Key Metrics of the Westwood Project:

Classification	Tonnes	Grade (g/t Au Undiluted)	Contained Au (000s oz)
Indicated Mineral Resource[1] (Warrenmac)	219,000	8.6	60
Indicated Mineral Resource[1] (Zone 2 Westwood)	560,000	13.8	248
Inferred Mineral Resource[1]	9,411,000	11.3	3,407
Total Recovered Gold		3,480,070 oz.	
Mine Life		19 years	
Average Annual Gold Production		190,000 oz.	
Average Cash Cost		$533 per oz.	
Total Pre-production Capital[2]		$518 million	
Sustaining Capital (life of mine)		$529 million	
Operating Cash flow (after-tax)		$1,717 million	
Estimated IRR (after-tax)		9-11%	
Canadian/US Exchange Rate (2012 - 1.00)		1.05	
Average Gold Price Assumption		$1,249 per oz.	

(1) Mineral resources as of May 2011 at are calculated at an undiluted 6 g/t Au cutoff grade at a minimum two metre width; panel grades of individual lenses are capped at 15 g/t
(2) Includes remaining capital of $198 million (after tax credits) for 2012

Work Completed in 2011

Construction

Project expenditures in 2011 totaled $124.3 million ($94.9 million spent in 2010) for significant infrastructure preparation and construction, including the completion of the fire detection system, the new pump house, the waste silo, and commencement of ground support in the six-metre diameter ventilation shaft. Shaft sinking reached a depth of 1,455 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level. Underground development work in 2011 totaled 9,315 metres of lateral and vertical.

Exploration

Over 75,000 metres of diamond drilling, at a cost of $9.6 million, were completed during 2011 as part of the underground drill program. The program was designed to identify additional inferred resources and upgrade existing mineral resources to measured and indicated categories in tandem with the on-going underground development and construction.

Four underground drills, working on the exploration drilling program below the 132 level, drilled over 28,600 metres during 2011. In addition, five drills focused on in-fill and delineation work, drilling nearly 46,600 metres

during the year. The Company has acquired additional confidence in the inferred resources and the remaining exploration potential.

Plan for 2012

The main project activities for 2012 are as follows, with an estimated cost of $198.3 million, after tax credits:

- Construction of a new surface administration and services building and a new paste backfill plant;
- Extensive refurbishment of the existing Doyon mill and installation of a new sewage treatment plant;
- Shaft sinking to a depth of 1,954 metres by the end of 2012;
- Completion of permanent ground support for the six-metre ventilation raise;
- Excavation of a six-metre exhaust raise;
- Completion of 89,000 metres of infill and step-out drilling for resource development;
- Completion of 15,000 metres of vertical and horizontal development; and
- Commencement of mining in the Warrenmac zone for stockpiling ahead of the 2013 start-up.

Resources

From 2007 to 2011, inferred resources have grown marginally from 3.3 million ounces (at a 3.0 g/t / 3.0 metre minimum width cutoff) to 3.4 million ounces (at a 6.0 g/t / 2.0 metre minimum width cutoff). Over the same time period (and assuming the same cutoff parameters) indicated resources have grown from 56,000 ounces to 308,000 ounces. Despite the limited increase in inferred resources, there has been a significant increase in the confidence level in these resources and a significant reduction in the average drill hole spacing. In 2007, the resource estimate was based on only 21 kilometres of drilling, whereas the 2011 estimate is based on nearly 300 kilometres of drilling.

The Company`s understanding of the ore body has evolved from a simpler original model with a few large continuous ore panels, to numerous stacked and smaller mineralized lenses. At the same time, there has been a decrease in the volume of shallow resources in the model, replaced by deeper ore zones. On the plus side, new lenses are being discovered within gaps in the resource model as step-out drilling proceeds, improving the overall continuity of the deposit. The Westwood deposit remains open both laterally and at depth.

The amount of indicated resources (currently slightly over 300,000 ounces) at Westwood is insufficient to characterize ongoing technical studies as being at the feasibility level, or even the pre-feasibility level, despite the advanced engineering incorporated into the studies. Given the character of the Westwood deposit with its narrow, high-grade, deep zones, it is not likely that the mine will be able to carry significant amounts of indicated resources on an on-going basis, but rather will typically operate with two to four years of production in indicated resources in the mine plan and the remainder in the inferred category.

Mining

The latest comprehensive mine plan for Westwood includes a change in mining method from the planned long-hole open stoping to primarily cut-and-fill mining. Open stoping will still be used initially to mine the small satellite Warrenmac zone. As cut-and-fill is a more labour intensive technique, the mining cost per tonne is estimated at $140 to $150 per tonne which is $30 to $40 per tonne more than open stoping on a comparative cost basis. Cut-and-fill mining also requires additional development compared to open stoping, also affecting total costs.

Cut-and-fill mining offers a number of advantages over other methods:

- With the nature of the ore body having changed to multiple, stacked ore lenses, cut-and-fill mining will provide better ground stability versus open stoping;
- Provides greater operating flexibility versus the relatively rigid production sequence that is inherent under the open stoping with backfill scenario;
- Average diluted ore grade estimated at 8.2g/t for cut-and-fill versus 7.1 g/t for open stoping as the average dilution is expected to be less than 40% for cut-and-fill, with a reasonable opportunity to reduce dilution further with experience, compared to more than 50% for open stoping. This means production cost savings in hoisting and milling to produce the same quantity of ounces;

- Because cut-and-fill mining uses the same equipment for development and stope production work, the mine will have the opportunity of fully utilizing equipment as necessary to optimize the overall mine plan; and
- In summary, cut-and-fill mining will lower the production and technical risk for Westwood, providing greater certainty of achieving the production plan.

Production and Cash Costs

Production start-up is scheduled for early 2013. Production in 2013 is forecast at 120,000 to 140,000 ounces, ramping up over a three to four year period to a nominal 200,000 ounces per year for the remainder of its life.

Due to the refurbishing of the Doyon mill in 2012, production from the nearby Mouska mine is being stockpiled during 2012 for processing in 2013, together with Westwood ore and additional production from Mouska planned in 2013. Mouska is expected to contribute an additional 50,000 to 70,000 ounces of gold to IAMGOLD's Abitibi production during 2013. Mouska is currently scheduled to wind down operations in 2014, with marginal production in that year. However, exploration efforts continue, with the goal of identifying additional resources to extend the life of Mouska as has been done several times in its history.

Cash costs for Westwood are now forecast to average $533 per ounce over the life of the operation, higher than previously forecast. The increase is due to a number of factors, including the change in mining method, high labour cost inflation in the Abitibi region, adverse movement of the Canadian dollar/US dollar exchange rate, and increased input costs including reagents, steel for grinding and ground support, and fuel.

A number of opportunities will be evaluated in the coming years to further improve productivity and profitability at Westwood. The current cutoff grade of 6 g/t Au includes an assumption to cover all development costs. A good opportunity exists to exploit additional resources on a marginal added basis above the current production profile in areas that will be developed to mine other lenses and by utilizing spare hoisting and milling capacity. At a 4 g/t cutoff grade, there is an estimated additional 1.0 million ounces of contained gold in the ore body. Further potential improvements include: improved development productivity, automation, reduced dilution, and adding resources in proximity to the established resources.

Burkina Faso – Essakane Expansion

The original feasibility production scenario for Essakane was to process soft rock for three years at an expanded rate of 7.5 million tonnes per year, followed by a short transition period and proceeding with processing of hard rock at 5.4 million tonnes per year. Following the identification of additional reserves during the pre-production period and minor modifications to the process plant design, the throughput rate for soft rock was increased to 9 million tonnes per year, still to be followed by hard rock processing at 5.4 million tonnes per year. During 2010, a Concept Study was undertaken to review the opportunity of expanding the plant to enable the processing of hard rock at a rate of 10.8 million tonnes per year, double the original designed throughput. The benefit of this scenario would be to maintain the gold production profile going forward and reduce the consequential increase in cash costs resulting from both the increased processing cost of the hard rock and the increased impact of fixed costs at the lower production rate.

Based on the results of the Concept Study announced in 2010, an expansion development study was commissioned to bring the proposal to the point of a construction decision. The development study to expand the mine capacity at Essakane was completed in late 2011 and construction is expected to commence in early 2012. Due to pre-ordering of long lead items required for the expansion during 2011 (including haul trucks, excavators, and grinding mills), the construction schedule will allow commissioning of the expanded plant during the second half of 2013.

Key Metrics of the Essakane Expansion Development Study:

Classification	Tonnes (millions)	Grade (g/t Au)	Attributable Gold (000s oz)
Probable Reserves	109.2	1.1	3,472
Measured Mineral Resource	-	-	-
Indicated Mineral Resource[1]	139.6	1.1	4,262
Inferred Mineral Resource	24.1	1.1	797
Mine Life		14 years	
Average Annual Gold Production		350,000 oz.	
Expansion Capital Expenditures (2011-14)		$362 million	
Sustaining Capital (life of mine)		$69 million	
Average Gold Price Assumption		$1,200 per oz.	

(1) Indicated Mineral Resources are inclusive of Probable Reserves

The development study included extensive metallurgical testing and characterization of the hard rock resources. Essakane's fresh ore was determined to be significantly harder than previously thought, which will require additional grinding and power generating capacity to achieve the designed 10.8 million tonne per year throughput rate on hard ores. Based on this new information, it was also determined that the existing plant would not have been able to achieve the 5.4 million tonnes per year as originally specified, with an estimated shortfall of 25% to 30%.

Drilling of inferred and other potential extensions of the ore body model was carried out in late 2010 and through 2011 as part of the development study with the objective of converting these areas to reserves. Potential reserve and resource increases based on higher gold prices, however, were negatively impacted by a modified geologic model that resulted in a lower rate of resource conversion of inferred resources, higher cost structure partly due to the harder rock assumption, and more conservative pit slope angles determined as a result of geotechnical analyses. Attributable mineral reserves and indicated resources (inclusive of reserves) now stand at 3.5 million ounces and 4.3 million ounces, respectively. Resources include about 240,000 ounces in the Falagountou pit, nine kilometres east of the Essakane Main Zone.

Exploration potential at Essakane remains excellent. In 2012, more than 210,000 metres of reverse circulation and diamond drilling is planned for both resource development works on the identified ore bodies as well as for exploration on a number of satellite resources within economic haul distance of the Essakane plant. Any additional reserves identified at Essakane will positively enhance the economics of the expansion project, especially if the new ore is softer saprolite ore and/or of a higher grade.

Under the expansion plan, mining will be carried out using the same type of equipment currently used at Essakane. The mining rate will climb to 50-55 million tonnes per year by 2014 and is expected to remain at that rate for six years before decreasing gradually to the end of pit life.

The expansion project will include a new pre-crushing circuit and ore handling system, a new SAG and Ball mill grinding line similar to the existing plant, a pebble crushing circuit for both grinding lines, a new leach tank section duplicating the existing section, a significant expansion of the fuel-based power generation facility, and related infrastructure elements including shops, offices and camp facilities. No expansion is required for the existing tailings thickening system or the tailings pond itself. The freshwater management and storage facilities were expanded in 2011 and will be sufficient for the expanded plant throughput. A diversion system for the Gorouol river to access resources in the northern part of the Essakane Main Zone will also be constructed concurrent with the plant expansion construction; however, this diversion would eventually be required regardless of expansion to access those resources.

Mali – Sadiola Sulphide Project

The feasibility study on the Sulphide Project to expand the processing facility to treat hard rock in conjunction with soft rock was completed in 2011. This project is primarily based on mining of hard sulphide ore beneath the oxide zone in the existing Sadiola pit, at an overall expanded milling rate. Current oxide reserves will continue to be processed in the existing plant while the expansion is constructed and for some time afterward. Once the oxide resources are exhausted, the existing portion of the plant will be adapted to treat sulphide ores together with the expansion section.

Detailed engineering and logistical planning are underway and orders for long lead time equipment were issued during 2011. A memorandum of understanding with the Government of Mali was signed covering power supply terms for the expanded operation as well as the fiscal treatment of the new project. Negotiations with the government have reached the stage necessary to complete the definitive agreement on those issues. Permits for mine site construction were received in 2011 and the permit for power line construction is expected shortly.

Currently, a project optimization exercise is underway to incorporate the latest capital and operating cost estimates, the latest mine plan incorporating all oxide resources, along with new sulphide resources identified during the past year. An internal peer review of the project is being completed. A construction decision is expected in 2012 from the Company`s joint venture partner, AngloGold Ashanti. Under the current project schedule, pre-stripping of the Sadiola main pit to access the underlying sulphides will begin in 2013. Project completion and start-up of the new process plant is scheduled for the first half of 2014.

IAMGOLD's share of planned total capital expenditures over the next three years is $300 million, of which $150 million is directly related to the expansion project.

Suriname – Rosebel Plant Expansion

The current Rosebel mine expansion project was announced early in 2011 and is effectively an optimization of the mineral reserve. Without expansion, Rosebel mill throughput would decline going forward as the ore mix trends to higher proportions of hard rock, resulting in a decline in gold production and an increase in cash costs.

Metallurgical test work and ore characterization completed in 2011 indicates that the transition to hard rock is coming sooner than expected, and that the hardness of the ore is more than originally anticipated. The mine is entering a transition period whereby the proportion of hard rock in the mill feed will climb from a nominal 15% currently to approximately 80% by 2016. As a result, it is necessary to accelerate the expansion installations and to install additional crushing and grinding equipment to maintain mill throughput at between 12 and 14 million tonnes per year, marginally higher than the rate achieved in recent years, even with the increased hard rock volumes. During 2012, a feasibility study will be carried out to provide greater design detail around this 12 to 14 million tonne per year expansion case.

During 2012, a third ball mill will be installed at Rosebel as well as a temporary pre-crushing plant and a larger pebble crushing unit. The construction of the expanded gravity recovery circuit will also be completed this year. Additional mill equipment will be installed in future years as the hard rock component of the ore feed increases. Coupled with the investments in the mill, the capital spending program includes sustaining capital to replace aging mine equipment, as well as additional and larger mining equipment to increase annual mining capacity to 100 million tonnes by 2014 from the current mining rate of approximately 55 million tonnes. The increase in mining capacity is necessary to optimize mill feed grades.

In addition to the current expansion project, strategic studies have identified the potential opportunity for a more significant plant expansion to bring in additional satellite resources in the Rosebel region. This would provide an opportunity to potentially incorporate different mining, processing, and power supply alternatives and would result in economies of scale. In support of these larger capacity expansion plans, the Company entered into a Heads of Agreement with the Government of Suriname in December 2011 on the terms and conditions governing the expansion and the incorporation of satellite resources. A mutually beneficial definitive agreement is expected to follow later in 2012. Concept study work, in parallel with the feasibility study mentioned above, is

planned for 2012 to further develop the understanding and definition of the expansion potential and the cost, gold price, and/or resource developments necessary to make a significant expansion viable.

Planned capital expenditures over the next three years are estimated at $550 million pending further studies and approval, and include project capital, sustaining capital and capitalized stripping.

Canada – Niobec Expansion

In 2011, the Company launched a strategic initiative to unlock the value of Niobec. The Company's business plan includes examining all available options to optimize the value of this asset, which could include the potential sale of a minority interest to a strategic investor. In 2011, the Company established a financing framework to fund expansion without reliance on cash flow from the gold business. This includes a line of credit for $250 million established for Niobec Inc. in February 2012. *(See February 22, 2012 News Release).*

Based on the Pre-Feasibility Study completed in early 2012, the Company will be proceeding with a Feasibility Study based on the block-caving mining method. The Pre-Feasibility Study confirms management's view of the value of the asset, estimated to have an after-tax net asset value of $1.6 to $1.8 billion.

The planned transition from the current open stoping underground mining method to block cave mining, as detailed in the Pre-Feasibility Study is expected to approximately triple niobium production and improve margins significantly. The Feasibility Study, planned for completion by mid-2013, is intended to confirm this evaluation, to increase the detail of engineering design and to improve the accuracy of estimates. Activities planned as part of the Feasibility Study will include: production of a detailed environmental and social impact assessment, further conversion of the remaining mineral resources to the measured and indicated categories, verification of specific design parameters through further test work, production of a detailed mine design and plan, a final evaluation of the construction costs and finalization of the economic evaluation.

Pre-Feasibility Study Results

Five components were considered to produce the Pre-feasibility Study: health and safety, technical feasibility, environmental, social and economic aspects. Based on the outcome from a scoping analysis carried out early in 2011, the Pre-feasibility Study fully evaluated the potential of both underground (block caving) and surface (open pit) exploitation with the intention of selecting a single mining scenario to carry forward into the feasibility stage. Following the results of the Study, the block caving scenario has been chosen as the most attractive alternative from both an economic and operating risk standpoint and will be used to develop the feasibility study.

Key Metrics of the Niobec Expansion Pre-Feasibility Study under the Block Cave Scenario:

Classification	Tonnes (millions)	Grade (% Nb_2O_5)	Contained Nb_2O_5 (million kilograms)
Probable Reserves	419.2	0.42%	1,746
Measured Mineral Resource[1]	235.3	0.44%	1,028
Indicated Mineral Resource[1]	250.2	0.39%	986
Inferred Mineral Resource	155.4	0.35%	547

NAV (After-tax)	$1.6-$1.8 billion
Total Recovered Niobium	576 million kg Nb
Mine Life (does not include all resources)	46 years
Average Annual Niobium Production (post expansion)	13.5 million kg Nb
Mining Cost	$17 per kg Nb
Operating Margin	$28 per kg Nb
Pre-production Capital Expenditures	$976 million
Growth and Sustaining Capital over 46 years	$965 million
Operating Cash flow (pre-tax)	$15.2 billion
Estimated IRR (after-tax)	17 - 19%
Canadian/US Exchange Rate (2012 - 1.00)	1.05
Niobium Price Assumption	$45 per kg Nb

(1) Measured and indicated resources are 98% inclusive of probable reserves. Under the block caving scenario around 2% of the measured and indicated resources include in the probable reserves are slightly below the cutoff of 0.20% Nb_2O_5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes averaging 0.18% Nb_2O_5 for 10 million kilograms of Nb_2O_5 contained.

Mineral Reserves

IAMGOLD announced, based on the block caving scenario, probable reserves at Niobec of 1.75 billion kilograms of contained niobium pentoxide (419.2 million tonnes at an average grade of 0.42% Nb_2O_5).

The Study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Additionally, while preparing the Pre-feasibility Study, sparse drilling information, particularly in the lower west section of the deposit, obliged modellers to fill the voids by increasing the area of influence of diamond drill holes beyond normal practice at Niobec for definition of inferred resources. This resulted in the addition of 21 million tonnes at 0.43% Nb_2O_5 for 89 million kilograms Nb_2O_5 for the purposes of the mine plan, which equates to 5% of the expected tonnage processed over the 46 years. In 2012, $2.8 million in diamond drilling will be undertaken to upgrade the classification of this Inferred and surrounding mineralized material considered in the Pre-Feasibility study to Measured or Indicated mineral resources.

To reflect the selected mining method, 11 million tonnes of barren material coming from mine development and crown pillar were also introduced as dilution. For the purposes of the evaluation, the cave angle of the walls was assumed to be vertical. Approximately 34 million tonnes at 0.32% for 107 million kilograms of Nb_2O_5 were included as dilution.

Mineralization has been identified at Niobec from a 60 metre depth to as deep as 1,200 metres. The Pre-feasibility Study considered only the volume from surface to a 765 metre depth. The Niobec deposit remains open at depth and along east and west extensions.

Capital Cost Estimate

The completion of the pre-feasibility study has provided more insight into the timing of the expenditures. Pre-production capital expenditures of $976 million are planned from 2013 through 2016. This estimate includes permit applications, basic and detailed engineering, development work, construction and start-up of the mine and the new plant. The estimated cost of $30 million to complete the feasibility in 2012-2013 is not included.

The schedule of project expenditures is shown below:

Year	Capital Expenditures* ($millions)
2013	$90
2014	$220
2015	$291
2016	$375

* Excludes mine capital and feasibility study costs

Operation

Commercial production from the new processing facility is expected to commence in 2016 or 2017, depending on permitting. The financial analysis has conservatively assumed a 2017 start-up.

Total operating costs are estimated at $17 per kilogram of niobium, or about $23.50 per tonne milled over the life of mine.

Block caving is a well understood underground bulk mining technique amenable to large continuous ore bodies. It is characterized by relatively high initial capital costs, followed by sustained low operating costs. Block caving is currently used at dozens of mines around the world and is becoming increasingly popular with several new projects currently in development. The block caving scenario for Niobec assumes a mining rate of approximately 27,000 tonnes per day. There are a number of block caving mines in production today that have mining rates double, triple, or even more than the contemplated Niobec mining rate. As IAMGOLD has limited experience with the block caving technique, a number of world experts were consulted during the development of the underground scenario for the Pre-Feasibility Study validating the amenability of the ore body to this technique and in the design of the future mining operation.

The Niobec ore will be processed in a new 10 million tonne per year facility. The process flow sheet for the new plant is based on the existing Niobec facility which has evolved steadily in over thirty years of operation. Niobium ore processing is complex and includes a number of proprietary features developed over the years by Niobec. The recovery parameters used in the study are based on historical data. During 2012, production scale test work will be undertaken in the existing Niobec process facility to validate the opportunity to apply additional process enhancements and more modern equipment options for inclusion in the new process facility.

Project Economics, Environmental and Social aspects

The Study assumes a niobium price of $45 per kilogram of niobium, based on a third party market analysis completed in 2011. Additionally, the Pre-Feasibility study assumes current market prices for all input materials and a Canadian/U.S. dollar exchange rate of 1.00 in 2012 and 1.05 thereafter. The Study shows an estimated after-tax IRR of 17% to 19%, using a project start date of January 1, 2012.

Once completed, more than 200 new permanent jobs could be created at Niobec. This will add to the already significant economic contribution to the community. In 2011, the regional economic benefits generated by the activities of Niobec reached close to $75 million.

In 2011, following the scoping study results, a community relations office was opened in order to keep key regional stakeholders well informed as to the many aspects of the project. Several committees were formed together with representatives of the local community to represent their interests. Preliminary social and environmental baselines were completed within the potentially impacted area. The permitting process is estimated to be completed between 18 to 24 months following the project notice submission to the regulatory agencies.

NIOBIUM AND FERRONIOBIUM

Niobium is a metal with unique properties that make it highly valuable in the production of a class of high-quality specialty steel known as High Strength Low Alloy ("HSLA"). Niobec sells its niobium in the form of ferroniobium, an important iron niobium alloy with a niobium content of 65-70%. Ferroniobium is a critical component applied to strengthen and lighten HSLA steel, primarily used in the manufacture of automobiles, pipelines and structural steel products. Niobium is mined from pyrochlore deposits, upgraded into a niobium pentoxide (Nb_2O_5) concentrate and then converted into ferroniobium. Steel producers add the ferroniobium to molten steel before casting to give it its desirable physical characteristics.

Canada – Rare Earth Element (REE) Zone

On February 2, 2012, the Company announced the discovery of a large and highly significant rare earth element (REE) deposit located only one kilometre north of the Niobec mine. The resource demonstrates the presence of a large, continuous, light rare earth deposit starting at shallow depths of a few metres and remaining open at depth and to the south and southwest.

IAMGOLD has initiated a number of actions as part of an aggressive technical program in order to improve understanding of the value potential offered by this major resource:

- Further work is being initiated to test metallurgical and leach performance
- Detailed mineralogical studies to improve knowledge of the site geology and distribution of pay minerals;
- Marketing studies are underway to better understand future rare earth supply/demand relationships;
  - price predictions, end uses, as well as downstream treatment opportunities and costs for intermediate products;
- A minimum 2,750 metre drill campaign was initiated in January 2012 to improve definition of the deposit limits;
- A preliminary concept study will be awarded to an experienced consulting firm in the first quarter, with an objective of completing that study by the third quarter of 2012;
- A decline ramp from the Niobec mine is being considered to provide improved drilling access and potentially provide bulk samples of the REE zone.

The REE zone near Niobec offers a number of distinct advantages that need to be evaluated through this technical program. It is adjacent to an existing mining complex that will be expanded significantly in the coming years. It is very close to significant industrial infrastructure including deep water ports with access to the ocean. Although the REE zone is distinct from the Niobec ore body, the geology of the two deposits is similar. The extensive processing understanding and proprietary knowledge gained at Niobec over many years should accelerate the Company`s ability to address the processing challenges posed by the REE mineralization. The Niobec deposit itself contains lower concentrations of REE minerals and the REE deposit contains lower concentrations of niobium, so the synergistic opportunities of considering the two deposits together will also be evaluated.

The Company's business plan includes examining all available options to optimize the value of this asset.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral

resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Gold and Niobium Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and JORC. The "Qualified Person" responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology. Réjean is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

<u>Forward Looking Statement</u>

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by

applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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